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                                                                    EXHIBIT 17

                      [SOLVAY PHARMACEUTICALS LETTERHEAD]

      Solvay Pharmaceuticals, Inc. announced today that the tender offer by its wholly owned subsidiary to purchase for cash all of the outstanding shares of common stock of Unimed Pharmaceuticals, Inc. expired at 12:00 Midnight, New York City time, on Monday, July 19, 1999. Based on preliminary information provided by the depositary for the tender offer, Solvay Pharmaceuticals reported that as of the expiration of the tender offer, 8,869,843 Unimed shares were properly tendered and not withdrawn pursuant to the tender offer. The shares tendered include 19,456 shares tendered pursuant to Notices of Guaranteed Delivery. Solvay Pharmaceuticals has accepted for payment 8,869,843 shares at the purchase price of $12.00 per share in cash and will pay for all such accepted shares promptly. As a result of the consummation of the tender offer, Solvay Pharmaceuticals owns over 95% of the outstanding Unimed shares.